                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                      FOR THE QUARTER ENDED MARCH 31, 2001



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



      This report is being submitted as a combined filing for NiSource Inc.
                           and Columbia Energy Group.


       Please direct all inquiries to Jeffrey Grossman, Vice President and
                   Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                            Page

ITEM 1 - Organization Chart                                                   3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions       4

ITEM 3 - Associate Transactions                                               5

ITEM 4 - Summary of Aggregate Investment                                      5

ITEM 5 - Other Investments                                                    6

ITEM 6 - Financial Statements and Exhibits                                    6

SIGNATURE                                                                     6

EXHIBIT A                                                                     6

ITEM 1 - ORGANIZATION CHART

    Name                 Energy or                                                   Percentage
of Reporting            gas-related            Date of              State of          of Voting             Nature of
  Company                 Company           Organization          Organization       Securities Held         Business
-----------              ---------          ------------          ------------       ---------------        ----------

Columbia                Gas-related        January 7, 1998          Delaware               100%            (Non-FERC
Deep Water                                                                                                 jurisdictional)
Services                                                                                                   gas pipeline
Company                                                                                                    development
(Deep Water)


Columbia                Gas-related        October 30, 1998        Delaware               100%             Holding
Pipeline                                                                                                   Company
Corp. (CPC)                                                                                                for (non-FERC
                                                                                                           jurisdictional)
                                                                                                           gas pipeline
                                                                                                           companies

Natural Gas
Development, Inc.       Gas-related        October 22, 1996        Massachusetts          100%             Interstate gas pipeline


PNGTS Holding           Gas-related        February 27, 1998       Massachusetts          100%             Interstate gas pipeline
Corporation

Granite State
Gas Transmission        Gas-related        October 24, 1955        New Hampshire          100%             Interstate gas pipeline

Customer Information    Energy-related     November 14, 1990       Indiana                100%             Customer information
Services, Inc.                                                                                             system

EnergyUSA-TPC           Energy-related     August 10, 2000         Delaware               100%             Gas marketing
Corporation

KGF Trading Company     Energy-related     July 31, 1992           Indiana                100%             Marketing company

NiSource                Gas-related        May 24, 1999            Indiana                100%             Holding Company
Pipeline Group, Inc.

Crossroads              Gas-related        April 5, 1993           Indiana                100%             Interstate gas
Pipeline Company                                                                                           pipeline

NI Energy               Gas-related        June 18, 1998           Indiana                100%             Intrastate gas pipeline

Services Trans-
portation, Inc.


NI-TEX                  Gas-related        March 30, 1987          Delaware            100%                Gas storage
Gas Services, Inc.

NI-TEX, Inc.            Gas-related        August 26, 1988         Indiana             100%                Intrastate gas pipeline

NiSource Energy-        Energy-related     October 27, 2000        Indiana             100%                Development of fuel
Technologies, Inc.                                                                                         cell technology

Energy USA              Energy-related     February 19, 2001       Indiana             100%                Gas marketing
Appalachian Corporation



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:


Company        Type of      Principal                                 Person to         Collateral     Consideration
 Issuing      Security      Amount of    Issue or     Cost of       Whom Security       Given with      Received for
Security      Issued        Security     Renewal      Capital        was Issued          Security      Each Security
---------    --------     ------------   -------     ---------   -----------------    ---------------- -------------
Confidential treatment requested.

CAPITAL CONTRIBUTIONS:

  Company              Company                              Amount
Contributing           Receiving                              of
   Capital             Capital                        Capital Contribution
------------           ---------                      --------------------
Confidential treatment requested.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I --Transactions performed by reporting companies on behalf of associate companies

 Reporting             Associate
 Company               Company              Types of          Direct        Indirect                          Total
 Rendering             Receiving            Services          Costs           Costs           Cost           Amount
  Services             Services             Rendered         Charged         Charged         of Capital        Billed
------------          -------------        --------         -------         -------         -----------     -----------

Confidential treatment requested.

Part II --Transactions performed by associate companies on behalf of reporting companies

Associate             Reporting
Company               Company              Types of           Direct         Indirect                            Total
Rendering             Receiving             Services          Costs           Costs              Cost           Amount
 Services               Services           Rendered          Charged         Charged          of Capital          Billed
----------            -----------          --------         ---------       ---------         ----------       ------------
Confidential treatment requested.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of March 31, 2001                     $ 9,795,789         Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                $ 1,469,368         Line 2

   Greater of $50 million or line 2                                           $ 1,469,368         Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                         *
   Total current aggregate investment                                                 *           Line 4

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                               *           Line 5

Investments in gas-related companies                                                  *

*Confidential treatment requested.

ITEM 5 - OTHER INVESTMENTS

     Major Line                     Other                    Other
of Energy-Related            Investment in last         Investment in this          Reason for difference in
       Business                U-9C-3 Report               U-9C-3 Report                  Other Investment
---------------------        -----------------           -----------------          --------------------------
Confidential treatment requested.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.


Exhibits:
     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE


     2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

           EXHIBIT A



                                                  SIGNATURE


             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              NiSource Inc
                                       -------------------------------------
                                                      (Registrant)






 Date:     May 30, 2001                  By:  /s/ Jeffrey W. Grossman
                                            ---------------------------
                                                    Jeffrey W. Grossman
                                                    Vice President & Controller